UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 28 April 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	28 April 2014

AIB - Tender offer announced by EBS Limited for Emerald Mortgages No.4 p.l.c., ("Emerald")

ALLIED IRISH BANKS, P.L.C. ("AIB")

NOT FOR DISTRIBUTION TO ANY U.S. HOLDER (AS DEFINED IN RULE 800(H) UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED), IN OR INTO THE UNITED STATES, OR TO ANY PERSON RESIDENT OR LOCATED IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

EBS Limited announces an Invitation to Tender for Purchase for Cash in relation to the outstanding:

€1,428,000,000 Class A Secured Floating Rate Bonds due 2048 (the "Class A Bonds") (of which €786,703,094 in principal amount is currently outstanding)

€34,500,000 Class B Secured Floating Rate Bonds due 2048 (the "Class B Bonds") (of which €32,155,411 in principal amount is currently outstanding)

€37,500,000 Class C Floating Rate Bonds due 2048 (the "Class C Bonds" of which €34,951,534 in principal amount is currently outstanding, and together with the Class A Bonds and the Class B Bonds, the "Bonds")

issued by

Emerald Mortgages No. 4 p.l.c. ("Emerald").

EBS Limited ("EBS"), a wholly owned subsidiary of AIB, today announced its invitation to the holders of the Bonds issued by Emerald to tender such Bonds for purchase by EBS (the "Tender Offers").

Further details of the Tender Offers are contained in the announcement made by EBS (which is available at the following website link:

http://www.ise.ie/app/announcementDetails.aspx?ID=11935495

- ENDS -

For further information, please contact:

Mark Whelan	Niamh Hennessy
Co-head of Term Funding	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1- 6417164	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	email: niamh.n.hennessy@aib.ie

Important Information and Forward Looking Statement

AIB has c.521 billion ordinary shares in issue, 99.8% of which are held by the National Pensions Reserve Fund Commission (NPRFC), mainly following the issue of 500 billion ordinary shares to the NPRFC at €0.01 per share in July 2011.

This statement should be considered in parallel with AIB's Annual Financial Report for 2013, a copy of which including full disclosures and notes to the financial statements can be found at the following link:

www.aibgroup.com/investorrelations

The contents of this statement and the information incorporated herein by reference should not be construed as legal, business investment, accounting, tax or other professional advice. This update is for information only and nothing in this announcement is intended to endorse or recommend a particular course of action.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Nothing in this communication constitutes an invitation to participate in the Tender Offers which will only be made through the relevant offering documents or tender offer memorandum once published. The terms and conditions of the Tender Offers will be as set out in the relevant offering document or tender offer memorandum. This announcement is neither an advertisement nor a prospectus. In any case, you should not rely on this announcement for any purpose in respect of the Tender Offers (including making a decision whether or not to participate in the Tender Offers). You should make your decision solely on the basis of a careful review of the information contained in the relevant offer documents.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This statement contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934 (as amended), with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the AIB Group. In particular, certain statements in this announcement, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, margins, capital ratios, estimates of capital expenditures, and plans and objectives for future operations.

Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the Group's access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, the outcome of the ECB and EBA 2014 Comprehensive Assessment and Stress Test, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy in particular in relation to its leaving the financial support package from the EU/IMF, the Group's markets, particularly for retail deposits which are at risk from more intense competition, the Group's business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and the increased risk of payment default and depressed Irish property prices, may give rise to increased losses experienced by the Group, the Group also faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group's business activities must comply with increasing levels of regulation, the Group's participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group's deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group's risk management strategies and techniques may be unsuccessful and the risk of litigation arising from the Group's activities.

Nothing in this statement should be considered to be a forecast of future profitability or financial position and none of the information in this statement is or is intended to be a profit forecast or profit estimate. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events referenced in this statement may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 28 April 2014

By: ___________________

                                                                                                                                             Myles O'Grady
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.